Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.             Reporting Issuer

Orezone Resources Inc. (“Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

2.             Date of Material Change

October 11, 2007.

3.             Press Release

The press release was dated October 11, 2007.

4.             Summary of Material Change

On October 11, 2007 Orezone and its wholly-owned subsidiary, Orezone Essakane (BVI) Limited (“OEL”), entered into an share purchase agreement with two subsidiaries of Orezone’s joint partner Gold Fields Limited (“Gold Fields”) to acquire Gold Field’s 60% interest in the Essakane Project in Burkina Faso, West Africa (the “Agreement”). As a result, Orezone will become the operator with a 100% interest in the project. The total consideration under the Agreement is up to US$205 million.

5.             Full Description of Material Change

On October 10, 2007 Orezone and OEL, entered into a share purchase agreement with two subsidiaries of Gold Fields, Gold Fields Orogen Holding (BVI) Limited (“Orogen”) and Gold Fields Essakane (BVI) Limited (“GFE” and together with Orogen, the “Vendors”). Pursuant to the Agreement, OEL agreed to purchase all of the shares of Essakane (BVI) Limited (“Essakane”) held by GF BVI, which shares represent Gold Fields’ 60% interest in Essakane, and all of the issued and outstanding ordinary shares in the capital of Gold Fields Burkina Faso SARL (collectively, the “GFL Interest”). By acquiring the GFL Interest, Orezone will hold a 100% interest in, and become operator of, the Essakane Project.

Pursuant to the Agreement, the Vendors granted OEL the right to obtain financing and close the transaction within thirty-six (36) days of October 10, 2007 (the “Outside Date”). Conditions to the closing of the transaction include, among other things, receipt of approvals from each of: (i) the Exchange Control Department of The South African Reserve Bank (to be obtained by the Vendors); and (ii) the Toronto Stock Exchange and the American Stock Exchange (to be obtained by OEL). In addition, the Agreement, contemplates standard conditions precedent to closing, including, the performance of all covenants, the accuracy of the representations and warranties of the parties, and the absence of certain circumstances deemed to constitute a material adverse effect (as defined in the Agreement).

The total purchase price for the GFL Interest, is up to US$205 million (the “Purchase Price”) of which: (i) US$150 million may be paid in cash less US$21,962,845 in cash (as payment for a pre-existing loan from Orogen to the Gold Fields Burkina Faso SARL (the “Loan”); (ii) US$50 million may be paid in common shares of Orezone (the “Securities Option”); and (iii) an additional US$5 million (the “Bonus”) will be paid in the event of a change of control of Orezone or the sale of substantially all of the assets of Essakane within 12 months of October 10, 2007 (unless Orezone has completed one or more debt or equity financings, which have raised aggregate net proceeds of at least US$300 million). In the alternative, the Purchase Price may be paid by OEL, in its sole discretion, by way of US$200 million in cash less US$21,962,845 in cash (as payment for the Loan (the “Cash Option”). In the case either option the Vendors will be entitled to the Bonus under the circumstances outlined above. OEL must provide written notice to the Vendors in respect of the option they elect, which notice must be provided no later than 10 business days (as defined in the Agreement) prior to the earlier of: (i) the closing date of an equity financing, which results in net proceeds to Orezone of at least US$150 million; or (ii) the Outside Date. In the event OEL elects the Securities Option, the securities issued to the Vendors will be subject to both a lock-up agreement and a registration rights agreement.

6.             Reliance on Subsection 75 (3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

7.             Omitted Information

Not applicable.

8.             Senior Officers

The following senior officer of Orezone is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Little

Chief Executive Officer

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

(613) 241-3699

9.             Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Ottawa, Ontario this 19th day of October, 2007.

/s/ Ron Little
Ron Little
Chief Executive Officer